UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Goodness Growth Holdings, Inc.

(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

38238W103

(CUSIP Number)

John Mazarakis

Chicago Atlantic Group, LP

420 North Wabash Avenue, Suite 500

Chicago, IL 60611

(302) 388-5305

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 20, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐

(Continued on following pages)

CUSIP NO. 38238W103	13D	Page 2

1	NAMES OF REPORTING PERSONS CHICAGO ATLANTIC CREDIT OPPORTUNITIES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Subordinate Voting Shares
	8	SHARED VOTING POWER 16,080,065 Subordinate Voting Shares
	9	SOLE DISPOSITIVE POWER 0 Subordinate Voting Shares
	10	SHARED DISPOSITIVE POWER 16,080,065 Subordinate Voting Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,080,065 Subordinate Voting Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7% of the Subordinate Voting Shares, assuming full exercise of warrants and convertible notes and otherwise as calculated as set forth in Item 5 below.

14	TYPE OF REPORTING PERSON (See Instructions) IV, OO

CUSIP NO. 38238W103	13D	Page 3

1	NAMES OF REPORTING PERSONS CHICAGO ATLANTIC ADVISERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Subordinate Voting Shares
	8	SHARED VOTING POWER 74,382,982 Subordinate Voting Shares
	9	SOLE DISPOSITIVE POWER 0 Subordinate Voting Shares
	10	SHARED DISPOSITIVE POWER 74,382,982 Subordinate Voting Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,382,982 Subordinate Voting Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.2% of the Subordinate Voting Shares, assuming full exercise of warrants and convertible notes and otherwise as calculated as set forth in Item 5 below.

14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

CUSIP NO. 38238W103	13D	Page 4

1	NAMES OF REPORTING PERSONS CHICAGO ATLANTIC MANAGER, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Subordinate Voting Shares
	8	SHARED VOTING POWER 16,080,065 Subordinate Voting Shares
	9	SOLE DISPOSITIVE POWER 0 Subordinate Voting Shares
	10	SHARED DISPOSITIVE POWER 16,080,065 Subordinate Voting Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,080,065 Subordinate Voting Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%, assuming full exercise of warrants and convertible notes and otherwise as calculated as set forth in Item 5 below.
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 38238W103	13D	Page 5

1	NAMES OF REPORTING PERSONS CHICAGO ATLANTIC GP HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Subordinate Voting Shares
	8	SHARED VOTING POWER 74,382,982 Subordinate Voting Shares
	9	SOLE DISPOSITIVE POWER 0 Subordinate Voting Shares
	10	SHARED DISPOSITIVE POWER 74,382,982 Subordinate Voting Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,382,982 Subordinate Voting Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.2% of the Subordinate Voting Shares, assuming full exercise of warrants and convertible notes and otherwise as calculated as set forth in Item 5 below.

14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 38238W103	13D	Page 6

1	NAMES OF REPORTING PERSONS CHICAGO ATLANTIC GROUP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Subordinate Voting Shares
	8	SHARED VOTING POWER 90,840,376 Subordinate Voting Shares
	9	SOLE DISPOSITIVE POWER 0 Subordinate Voting Shares
	10	SHARED DISPOSITIVE POWER 90,840,376 Subordinate Voting Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,840,376 Subordinate Voting Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

76.7% of the Subordinate Voting Shares, assuming full exercise of warrants and convertible notes and otherwise as calculated as set forth in Item 5 below.

14	TYPE OF REPORTING PERSON (See Instructions) HC, PN

CUSIP NO. 38238W103	13D	Page 7

1	NAMES OF REPORTING PERSONS CHICAGO ATLANTIC CREDIT COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Subordinate Voting Shares
	8	SHARED VOTING POWER 16,457,394 Subordinate Voting Shares
	9	SOLE DISPOSITIVE POWER 0 Subordinate Voting Shares
	10	SHARED DISPOSITIVE POWER 16,457,394 Subordinate Voting Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,457,394 Subordinate Voting Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8% of the Subordinate Voting Shares, assuming full exercise of warrants and convertible notes and otherwise as calculated as set forth in Item 5 below.

14	TYPE OF REPORTING PERSON (See Instructions) IV, OO

CUSIP NO. 38238W103	13D	Page 8

1	NAMES OF REPORTING PERSONS CHICAGO ATLANTIC OPPORTUNITY PORTFOLIO, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Subordinate Voting Shares
	8	SHARED VOTING POWER 58,302,917 Subordinate Voting Shares
	9	SOLE DISPOSITIVE POWER 0 Subordinate Voting Shares
	10	SHARED DISPOSITIVE POWER 58,302,917 Subordinate Voting Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,302,917 Subordinate Voting Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4% of the Subordinate Voting Shares, assuming full exercise of warrants and convertible notes and otherwise as calculated as set forth in Item 5 below.

14	TYPE OF REPORTING PERSON (See Instructions) IV, PN

CUSIP NO. 38238W103	13D	Page 9

1	NAMES OF REPORTING PERSONS CHICAGO ATLANTIC OPPORTUNITY GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Subordinate Voting Shares
	8	SHARED VOTING POWER 58,302,917 Subordinate Voting Shares
	9	SOLE DISPOSITIVE POWER 0 Subordinate Voting Shares
	10	SHARED DISPOSITIVE POWER 58,302,917 Subordinate Voting Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,302,917 Subordinate Voting Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4% of the Subordinate Voting Shares, assuming full exercise of warrants and convertible notes and otherwise as calculated as set forth in Item 5 below.

14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 38238W103	13D	Page 10

1	NAMES OF REPORTING PERSONS CHICAGO ATLANTIC GROUP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Subordinate Voting Shares
	8	SHARED VOTING POWER 90,840,376 Subordinate Voting Shares
	9	SOLE DISPOSITIVE POWER 0 Subordinate Voting Shares
	10	SHARED DISPOSITIVE POWER 90,840,376 Subordinate Voting Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,840,376 Subordinate Voting Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

76.7% of the Subordinate Voting Shares, assuming full exercise of warrants and convertible notes and otherwise as calculated as set forth in Item 5 below.

14	TYPE OF REPORTING PERSON (See Instructions) OO, HC

CUSIP NO. 38238W103	13D	Page 11

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) amends the original statement on Schedule 13D filed on July 14, 2023 (the “Original Filing”) and relates to the Subordinate Voting Shares (the “Shares”) of Goodness Growth Holdings, Inc. (the “Issuer”), with principal executive offices at 207 South 9th Street, Minneapolis, MN 55402.

Except as otherwise set forth in this Amendment, the information in the Original Filing is unchanged.

Item 2. Identity and Background

(a)	Name

This Amendment is filed by the following persons (collectively, the “Reporting Persons”):

Reporting Person	Defined Term Used in this Amendment
Chicago Atlantic Credit Opportunities, LLC	“CACO”
Chicago Atlantic Advisers, LLC	“CAA”
Chicago Atlantic Manager, LLC	“CAM”
Chicago Atlantic GP Holdings, LLC	“CAGPH”
Chicago Atlantic Group, LP	“CAG”
Chicago Atlantic Group GP, LLC	“CAGGP”
Chicago Atlantic Credit Company, LLC	“CACC”
Chicago Atlantic Opportunity Portfolio, LP	“CAOP”
Chicago Atlantic Opportunity GP, LLC	“CAOGP”

●	CAA is the investment manager to CACO and CAOP.

●	CAG is the managing member of CAA and CACC.

●	CAGGP is the general partner of CAG.

●	CAM is the managing member of CACO.

●	CAOGP is the general partner of CAOP.

●	CAGPH is the managing member of CAM and the sole member of CAOGP.

The Reporting Persons, other than CACC, CAOP and CAOGP (these three entities, the “New Reporting Persons”), previously entered into a joint filing agreement, a copy of which was filed with the Original Filing. The New Reporting Persons have entered into a joinder to that joint filing agreement, a copy of which is attached hereto as Exhibit 5.

(b)	Residence or Business Address

The address of the New Reporting Persons is 420 North Wabash Avenue, Suite 500, Chicago, Illinois 60611.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

CUSIP NO. 38238W103	13D	Page 12

New Reporting Persons	Principal Business or Occupation
CACC	Pooled investment vehicle
CAOP	Pooled investment vehicle
CAOGP	General partner

(d)	Criminal Convictions

None of the New Reporting Persons have in the past five years been convicted in any criminal proceeding.

(e)	Civil Proceedings

None of the New Reporting Persons have in the past five years been a party to any civil proceedings of any judicial or administrative bodies of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

All of the New Reporting Persons are organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

On June 20, 2024, CAOP completed the acquisition of 1,300,078 newly issued Shares (the “Share Placement Shares”) from the Issuer in a private placement at a price per share of $0.5384 for total consideration of $700,000 (the “Share Placement”). The source of the funds was CAOP’s available investment capital. The Share Placement Shares were purchased pursuant to a subscription agreement filed herewith as Exhibit 6 (the “Subscription Agreement”). The foregoing summary of the Share Placement is qualified in its entirety by reference to the full text of the Subscription Agreement. In the event of any discrepancy between this summary and the full text of the Subscription Agreement, the Subscription Agreement shall be deemed controlling.

Item 4. Purpose of the Transaction

According to public disclosures by the Issuer, the proceeds from the Share Placement are to be used to help fund the relocation of one of its retail dispensaries in Minnesota.

While the Share Placement and the transactions described in the Original Filing relate to the Reporting Persons or their affiliates lending to and/or investing money with the Issuer for the operation of its business, the Reporting Persons nevertheless reserve the right to: (i) formulate other plans and proposals; and (ii) take other actions with respect to their investment in and loans to the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

CUSIP NO. 38238W103	13D	Page 13

Item 5. Interest in Securities of the Issuer

(a) - (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment are incorporated herein by reference.

The percentages in row 13 on the cover pages of this Amendment were based on (i) 111,041,230 Subordinate Voting Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed May 7, 2024 plus (ii) the 1,300,078 Share Placement Shares issued subsequently. The Shares and percentages reported in the cover pages further assume full exercise of the 2021 Warrants and the 2023 Warrants by the Record Holders (as defined below), but not by others, and conversion of the 2023 Convertible Notes as described in footnote 3 to the table below by the Record Holders, but not by others.

The following table sets forth information regarding ownership of the 2021 Warrants, Fifth Amendment Shares, 2023 Convertible Notes, 2023 Warrants (each as defined in the Original Filing) and Share Placement Shares. The Reporting Persons identified in the column titled “Record Holders” (the “Record Holders”) have a right to acquire the 2021 Warrant Shares, the 2023 Convertible Note Shares and the 2023 Warrant Shares; none of such Shares have been issued to the Record Holders as the date of this Amendment. The Fifth Amendment Shares and Share Placement Shares have been issued.

Record Holders	2021 Warrant Shares (#)	Fifth Amendment Shares (#)	2023 Convertible Note Shares (#)		2023 Warrant Shares (#)	Share Placement Shares (#)	Voting and Dispositive Power Could be Deemed to be Shared With
CACC(1)	670,620	1,138	15,785,636	(2)(3)	—	—	CAG, CAGGP
CACO	525,998	10,659,506	—	(2)	4,894,561	—	CAA, CAM, CAGPH, CAG, CAGGP
CAOP	—	—	57,002,839	(2)(3)	—	1,300,078.00	CAA, CAG, CAGGP, CAOGP, CAGPH

(1)	Referred to as a “CAG Affiliate” in the correlative table in the Original Filing. CACC was not a Reporting Person in the Original Filing.

(2)	The 2023 Convertible Notes reported in the Original Filing as held of record by CACO were transferred from CACO to CACC and CAOP.

(3)	As described in the Original Filing, the 2023 Convertible Notes are convertible into the Shares at a conversion price of $0.145 per Share (for the initial $2 million advance) or the lesser of $0.145 or a 20% percent premium over the 30-day volume weighted average price of the Shares calculated on the day prior to the date on which each tranche is advanced. The number of Shares reported is based on the sum of the aggregate outstanding principal balance of the 2023 Convertible Notes plus accrued but unpaid interest as of June 20, 2024 divided by a conversion rate of $0.145. This number is by way of illustration only; the actual number of Shares into which the 2023 Convertible Notes may be converted is variable and depends on, among other things, the timing of any conversions and the effect of interest on the conversion amount. The foregoing summary of certain terms of the 2023 Convertible Notes is qualified in its entirety by reference to the full text of the form of 2023 Convertible Notes, filed as an exhibit to the Original Filing. In the event of any discrepancy between this summary and the full text of the relevant portions of the form of 2023 Convertible Notes, the form of 2023 Convertible Notes shall be deemed controlling.

CAA, as the investment manager to CACO and CAOP, may be deemed to have the power to direct the voting and disposition of Shares held by CACO and CAOP, and consequently CAA may be deemed to possess indirect beneficial ownership of such Shares.

CAM, as the managing member of CACO, may be deemed to have the power to direct the voting and disposition of Shares held by CACO, and consequently CAM may be deemed to possess indirect beneficial ownership of such Shares.

CUSIP NO. 38238W103	13D	Page 14

CAG, as the managing member of CAA and CACC, may be deemed to have the power to direct the voting and disposition of Shares held by CACO, CAOP and CACC, and consequently CAG may be deemed to possess indirect beneficial ownership of such Shares.

CAGGP, as the general partner of CAG, may be deemed to have the power to direct the voting and disposition of Shares held by CACO, CAOP and CACC, and consequently CAGGP may be deemed to possess indirect beneficial ownership of such Shares.

CAOGP, as the general partner of CAOP, may be deemed to have the power to direct the voting and disposition of Shares held by CAOP, and consequently CAOGP may be deemed to possess indirect beneficial ownership of such Shares.

CAGPH, as the managing member of CAM and the sole member of CAOGP, may be deemed to have the power to direct the voting and disposition of Shares held by CACO and CAOP, and consequently CAGPH may be deemed to possess indirect beneficial ownership of such Shares.

As noted above, as of the date of this Amendment, none of the 2021 or 2023 Warrants have been exercised by the Record Holders and none of the 2023 Convertible Notes have been converted by the Record Holders.

(c) Other than as described in Item 4 above (which disclosure is incorporated by reference in response to this Item 5(c)), the Reporting Persons have not engaged in any transactions in the Shares in the last 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the joinder to the Joint Filing by the New Reporting Persons filed herewith as Exhibit 5, the Subscription Agreement filed herewith as Exhibit 6 and other than as described in the Original Filing (and in particular, in Items 3 and 4 of the Original Filing), to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit #	Description	Incorporated by Reference from the Issuer’s (File No. 000-56225) Exhibit:
1	Joint Filing Agreement	N/A (previously filed)
2	Form of 2021 Warrant	4.1 to Form 8-K/A Filed 3/29/21
3	Form of 2023 Convertible Note	N/A (previously filed)
4	Form of 2023 Warrant	4.7 to Form 10-Q Filed 5/15/23
5	Joinder to Joint Filing Agreement	N/A (filed herewith)
6	Subscription Agreement	N/A (filed herewith)

CUSIP NO. 38238W103	13D	Page 15

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Date:	June 27, 2024

CHICAGO ATLANTIC CREDIT OPPORTUNITIES, LLC

By:	/s/ John Mazarakis
Name:	John Mazarakis
Title:	Authorized Signatory

CHICAGO ATLANTIC ADVISERS, LLC

By:	/s/ John Mazarakis
Name:	John Mazarakis
Title:	Authorized Signatory

CHICAGO ATLANTIC MANAGER, LLC

By:	/s/ John Mazarakis
Name:	John Mazarakis
Title:	Authorized Signatory

CHICAGO ATLANTIC GP HOLDINGS, LLC

By:	/s/ John Mazarakis
Name:	John Mazarakis
Title:	Authorized Signatory

CHICAGO ATLANTIC GROUP, LP

By:	/s/ John Mazarakis
Name:	John Mazarakis
Title:	Authorized Signatory

[Signature Pages to Schedule 13D Amendment No. 1]

CUSIP NO. 38238W103	13D	Page 16

CHICAGO ATLANTIC GROUP GP, LLC

By:	/s/ John Mazarakis
Name:	John Mazarakis
Title:	Authorized Signatory

CHICAGO ATLANTIC CREDIT COMPANY, LLC

By:	/s/ John Mazarakis
Name:	John Mazarakis
Title:	Authorized Signatory

CHICAGO ATLANTIC OPPORTUNITY PORTFOLIO, LP

By:	/s/ John Mazarakis
Name:	John Mazarakis
Title:	Authorized Signatory

CHICAGO ATLANTIC OPPORTUNITY GP, LLC

By:	/s/ John Mazarakis
Name:	John Mazarakis
Title:	Authorized Signatory

[Signature Pages to Schedule 13D Amendment No. 1]

CUSIP NO. 38238W103	13D	Page 17

EXHIBIT INDEX

Exhibit Number	Description
5	Joinder to Joint Filing Agreement
6	Subscription Agreement